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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
FORM 3                      Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act
        of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.  Name and Address of      EMP Acquisition Corp. (a Delaware corporation)
    Reporting Person*        (Last)              (First)            (Middle)

                             65 East 55th Street

                                                 (Street)

                             New York            New York              10022
                             (City)              (State)               (Zip)


2.  Date of Event            2/16/99
    Requiring Statement
    (Month/Day/Year)


3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)


4.  Issuer Name and Ticker   American Media, Inc. Symbol: ENQ
    or Trading Symbol


5.  Relationship of               Director               X   10% Owner
    Reporting Person(s) to        Officer (give              Other (specify
    Issuer                                title below)              below)
             (Check all
             applicable)


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6.  If Amendment, Date of
    Original
    (Month/Day/Year)


7.  Individual or             X  Form filed by One Reporting Person
    Joint/Group Filing           Form filed by More than One Reporting
    (Check Applicable            Person
    Line)


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FORM 3 (continued)

           Table I -- Non-Derivative Securities Beneficially Owned


1.  Title of Security        Common Stock
    (Instr. 4)


2.  Amount of Securities     No Securities beneficially owned.  See attachment.
    Beneficially Owned
    (Instr. 4)

3.  Ownership Form:
    Direct (D) or Indirect
    (I) (Instr. 5)


4.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                        (Over)
                                                               SEC 1473 (7-96)


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   Table II --    Derivative Securities Beneficially Owned (e.g., puts,
                  calls, warrants, options, convertible securities)

1.  Title of Derivative Security
    (Instr. 4)


2.  Date Exercisable and           Date Exercisable           Expiration Date
    Expiration Date
    (Month/Day/Year)


3.  Title and Amount of            Title                        Amount or
    Securities Underlying                                       Number of
    Derivative Security                                         Shares
    (Instr. 4)



4.  Conversion or Exercise Price
    of Derivative Security


5.  Ownership Form of Derivative
    Security:  Direct (D) or
    Indirect (I)
    (Instr. 5)


6.  Nature of Indirect
    Beneficial Ownership
    (Instr. 5)

                         /s/ Austin M. Beutner                 3/1/99
                        ------------------------------     --------------
                        **Signature of Reporting Person          Date


Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                               SEC 1473 (7-96)


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FORM 3 (continued)

                             Attachment to Form 3


Reporting Person:  EMP Acquisition Corp. (a Delaware corporation)

Address:  65 East 55th Street
             New York, New York  10222

Issuer and Ticker Symbol:  American Media, Inc. (ENQ)

Date of Event Requiring Statement:  2/16/99

EMP Acquisition Corp. ("EMP") and American Media, Inc. ("American Media") entered into an Agreement and Plan of Merger, dated as of February 16, 1999 (the "Merger Agreement"), with respect to the merger of EMP with and into American Media as provided for in the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement EMP and certain stockholders of American Media ("Stockholders")entered into a Voting Agreement (the "Voting Agreement") pursuant to which such Stockholders have granted to EMP an option to, upon the occurrence of certain events, purchase from such Stockholders all of their shares of American Media Common Stock (the "Option Shares") at a purchase price of $7.00 per share, subject to certain anti-dilution adjustments (the "Option"). The Stockholders have also granted to EMP an irrevocable proxy to vote the shares of American Media Common Stock held by such Stockholders in accordance with the terms of the Voting Agreement. As a result of these arrangements EMP may be deemed to be, for purposes of Section 16 of the Securities and Exchange Act of 1934, as amended, a beneficial owner of such shares, provided however, that EMP expressly disclaims any pecuniary interest in such shares.


                                                               SEC 1473 (7-96)


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